SuppressFooterUpdate1WCFooterVersion1FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X      Form 40-F
                                ---              ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No X
                                  ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in the Czech language with the
Prague Stock Exchange as required by its rules and regulations:



                             MANDATORY TENDER OFFER

                                   CEZ, a. s.,
with its registered office at Duhova 2/1444, 140 53 Prague 4, Identification
No.: 45274649, entered in the Commercial Register administered by the Municipal Court in Prague, Section B., File No. 1581 (the "Offeror"),


pursuant to Section 183b(1) of Act No. 513/1991 Coll., the Commercial Code, as amended (the "Commercial Code"), hereby makes a mandatory tender offer to all holders of participating securities issued by


                        Severomoravska energetika, a.s.,
 with its registered office in Ostrava, Moravska Ostrava, 28. rijna 3123/152, Zip Code 709 02, Identification No.: 47675691, entered in the Commercial
  Register administered by the Regional Court in Ostrava, Section B., File No.
                              745 (the "Company"),

           for the purchase price of CZK 3,797 (to wit: three thousand seven hundred ninety-seven Czech crowns) per Share.

1. On July 4, 2003, the Offeror, E.ON Czech Holding AG, with its registered office in 80335 Munich, Nymphenburger Strasse 20 a, Germany, and EBO
     Czech Investments Limited, with its registered office at Tower 42, 25 Old Broad St, EC2N HQ London, Great Britain, entered into a securities swap agreement (the "Swap Agreement"), whereby the Offeror, once it has complied with the terms and conditions agreed in the Swap Agreement, shall acquire a total of 1,031,575 shares in the Company. Upon the satisfaction of the agreed terms and condition, on October 27, 2004, a total of 1,031,575 shares in the Company, having a nominal value of CZK 1,000 per share, was transferred to the Transferee, resulting in an increase of its share in the registered capital and voting rights from the heretofore 59.1% to 89.38%.

2. Pursuant to the provisions of Section 183b(1) of the Commercial Code, an obligation to make this unconditional and unlimited tender offer to all holders of participating securities issued by the Company (the "Offer") arose on the part of the Offeror on October 28, 2004. The Offeror makes this Offer in order to meet the above statutory requirement.

3. In order to secure the Offer's effectuation, particularly the settlement of the transfer of securities and purchase prices, the Offeror has empowered Deutsche Bank Aktiengesellschaft, acting through Deutsche Bank Aktiengesellschaft Filiale Prag, organizacni slozka, with its registered office at Jungmannova 34/750, P.O. Box 829, 110 00 Prague 1, Identification
     No.: 60433566 (the "Bank").

4.   The participating securities subject to the Offer consist of:

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     a)   unlisted common registered shares of the Company in book-entry form, with a limited transferability, each having a par value of CZK 1,000,
          SIN: 770950000404 (the "Registered Shares"), and

     b) common bearer shares of the Company in book-entry form, listed, admitted for trading on the market organized by RM-System, a.s., with its registered office in Prague 9, Libeo, Podvinny mlyn 2178/6, Zip Code 180 18, Identification No. 47116404 ("RM-S"), as well as the market organized by Burza cennych papiru Praha, a.s., with its registered office at Rybna 14/682, Prague 1, Identification No. 47115629 ("Prague Stock Exchange"), each having a par value of CZK 1,000, ISIN: CZ0005078352 (the "Bearer Shares");

     (the Registered Shares and the Bearer Shares are hereinafter jointly referred to also as the "Shares").

5. The price per Share amounts to CZK 3,797 (to wit: three thousand seven hundred ninety-seven Czech crowns) per Share (the "Price"). The Offeror has set the Price in accordance with Section 183c of the Commercial Code. The fairness of the Price is substantiated by expert opinion No. 1203/03 of the expert institute, PROSCON, s.r.o., with its registered office in Prague 4, Na Zlatnici 13, Postal Code: 147 00, Identification No.: 49356381 (the "Expert").

6. When determining the value of the Shares, the Expert employed the revenue method, the property method and the comparative method, and concluded that the value attributable to one Share is CZK 3,652. When determining the price, the Expert made allowance for the weighted average of Share transaction prices for the past 6 months as provided by Stredisko cennych papiru, with its registered office in Prague 1, Rybna 14, Zip Code 110 05, Identification No. 48112089 (the "Securities Center"). The average price as of the day on which the obligation arose, i.e., as of October 28, 2004, was CZK 3,796.75. The price with premium equals CZK 3,797.68 per Share.

7. An original of the expert opinion is available for viewing on business days from 8:30 a.m. to 4:00 p.m. at the above-specified offices of the Bank, and copies of the expert opinion are available at the same place upon request of the Company's shareholders, as hard copies or in electronic form. Copies of the expert opinions are made at Offeror's expense.

8. The Offer is binding for the period of 5 weeks following its announcement in the Hospodarske noviny daily, i.e., up to January 27, 2005.

9. As regards the Bearer Shares, acceptance of the Offer shall be expressed within the binding period as follows:

     A person intending to accept the Offer (the "Offeree") shall notify the Offeror of the acceptance of the Offer of the Bearer Shares by giving, in a manner complying with the conditions below, an instruction to accept the Offer (the "Instruction") via RM-S. Such Instruction must include (i) the registration number and birth number (registration number allocated by the Securities Center in the case of non-residents), or identification number of the Offeree, (ii) the registration number of the Offeror, i.e. 66511637-3, (iii) ISIN "CZ0005078352", (iv) the number of Bearer Shares subject to sale, (v) the Price per Bearer Share, i.e. CZK 3,797,
     (vi) the method of payment of the Price to the Offeree set under the Market Rules and other regulations of RM-S, and other requirements, if any, of the Market Rules and other regulations of RM-S. Both the Offeror and Offeree bear their own costs separately (e.g., costs incurred in connection with filing and executing the Instruction) in accordance with the applicable tariff of RM-S. The relevant Instruction forms are available at RM-S centers. An agreement on the purchase of the Bearer Shares is deemed concluded at 00:00:01 a.m. on RM-S' business day following the day the Instruction was filed. The Bearer Shares shall be transferred and the Price shall be paid upon the execution of the agreement in accordance with the RM-S Market Rules, an agreement between RM-S and the Offeror, and the Instruction, upon the lapse of the binding period of the Offer at the earliest, but no later than within 60 days following the execution of the agreement.


10. As regards the Registered Shares, acceptance of the Offer shall be expressed within the binding period as follows: The Offeree shall communicate the acceptance of the Offer of the Registered Shares to the Offeror by delivering written notice of acceptance of the Offer (the "Notice") to the Bank at Jungmannova 34/750, P.O. Box 829, 110 00 Prague 1. The Notice shall be delivered to the Bank by the end of the binding period of the Offer, whether via registered mail or by delivering it to the filing room of the Bank located at its registered offices referred to above. The Notice shall be made by filling out a form created by the Offeror for that purpose, which form is available during business hours at the above-specified registered office of the Bank, on the Offeror's website http://www.cez.cz/ (Sections "For investors - outstanding securities"), or upon request made to the Bank via mail or fax. The Offeree is obligated to sign the Notice and have its signature notarized. If an agent signs the Notice on behalf of the Offeree, an original or an authenticated copy of a power of attorney (or powers of attorney, if substitution is involved) with notarized signature must be attached. Offerees - legal entities must also attach to the Notice an original or an authenticated copy of a valid extract from the Commercial Register or other official register of legal entities, if the Offerees are not registered with the Commercial Register, with such extract not to be older than 3 months. If the Offeree is a municipality, it must attach to the Notice authenticated copies of a document allocating an identification number to it, a decision of its assembly on the sale of the Shares, and a document on the election of the mayor (containing the name, birth number/date of birth, and permanent residence of the mayor) (if such information is not available, an original or an authenticated copy of mayor's affidavit needs to be furnished instead
     - the relevant form is available at the same place as the Notice forms). Any documents in a foreign language need to be provided with a certified translation into Czech and other public and official documents need to be super-legalized accordingly. The Notice also constitutes a power of attorney to give instructions for the listing of the Registered Shares.

     An agreement on the purchase of Registered Shares is deemed concluded by the delivery of the Notice, including all the relevant attachments, to the Bank (provided that the Notice is made in accordance with the Offer). The Registered Shares shall be transferred upon the registration of the transfer with the Securities Center upon the lapse of the binding period of the Offer at the earliest, but no later than within 60 days following the execution of the agreement. The Price for the Registered Shares shall be paid without any undue delay upon the settlement of the transfer of the relevant Registered Shares, but no later than within 60 days following the execution of the agreement, via wire transfer to a bank account specified by the Offeree in the Notice.


     In connection with the transferability of Registered Shares, the Offerror hereby refers to the provision of Section 183c (1) of the Commercial Code, pursuant to which Registered Shares are always deemed transferable without restriction for the purposes of the Offer.


11. An incorrect, incomplete or delayed Instruction or an incorrect, incomplete or delayed Notice are not deemed valid acceptance of the Offer, and, as such, they shall not be taken into account.

12. If, under this Offer, an agreement on the purchase of Shares is concluded, with the subject matter involving the Shares, (i) which are not subject to the Offeree's unlimited disposal (limitations ensuing from the Company's statutes are not deemed such limitations) or to which the Offeree's rights are otherwise limited, (ii) which do not include all independently transferable rights pursuant to Section 156a of the Commercial Code or all rights to Shares under legal regulations, (iii) which are subject to a preemptive, option or other third-party right, or (iv) which are suffering from other legal defects and defects of substance, the Offeror may withdraw from the concluded agreement on the purchase of Shares.

13. Any party who accepted the Offer may postpone the acceptance until the agreement on the purchase of the Shares is concluded, in the same manner as in the case of accepting the Offer, unless the RM-S Market Rules or other regulations of RM-S disallow it with respect to the Bearer Shares. If the agreement on the purchase of Shares has been concluded, the person who accepted the Offer may withdraw therefrom before the lapse of the binding period of the Offer, (i) as regards the Bearer Shares, by giving an instruction to withdraw from the agreement concluded via RM-S (the "agreement withdrawal instruction") in accordance with the RM-S Market Rules and subject to the terms and conditions stipulated therein, and (ii) as regards the Registered Shares, by virtue of a notice of withdrawal from the Offer (the "Withdrawal Notice") to the Offeror via the Bank. The Withdrawal Notice must be delivered to the Bank within the binding period of the Offer via registered mail or by delivering it to the filing room of the Bank located at its registered offices referred to above. The Withdrawal Notice must be made by using a form created for this purpose by the Offeror, which is available during business hours at the above-specified registered office of the Bank, on the Offeror's website at http://www.cez.cz/ (section "For investors - Outstanding securities ") or upon request made to the Bank by mail or fax. If the Shares have already been transferred and the Price for the Shares has already been paid to the Offeree, a receipt evidencing that the Price for the Shares subject to withdrawal has been paid back to the Offeror's account (acct. no. 0030100002/7910) needs to be delivered together with the Withdrawal Notice. The Shares shall be transferred by the Offeror at the expense of the Offeree via the Bank back to the Offeree's account specified in the Withdrawal Notice, without any undue delay following the delivery of the Withdrawal Notice to the Bank. As per other requirements for the Withdrawal Notice and its signature, the same shall apply as when accepting the Offer (i.e. authenticated signature), including Item 10 hereof. The Offeror shall not be obligated to return the Shares before the Offeree has returned the Price for the Shares paid to it.

14. The aim of the Offeror is to further incorporate the Company into the conglomerate of the Offeror in order to achieve synergies and make the Company's business more efficient. In the upcoming period, the Offeror intends to gradually transfer employees and activities to other entities within the conglomerate, in accordance with the company's Concept of Business Activities, approved by the shareholders at the Company's General Meeting. These plans of the Offeror shall not have an adverse impact on members of the company's bodies or employment.

15. The Offeror finances the Price out of its own resources. The Offeror hereby declares that it has sufficient funds to cover its obligations ensuing herefrom.

16. The assumption of record keeping with regard to book-entry securities by a central depositary before settlement of mutual relations shall create no prejudice to the rights and obligations of the Offeror, the Bank or the Company's shareholders. In such case, references to the Securities Center shall be interpreted as references to such central depositary of securities.

17. The Offer was approved by the Securities Commission by decision Ref. 45/N/1141/2004/2 dated December 15, 2004.


                                                             CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEZ, a. s.

                                          ------------------------
                                                (Registrant)
Date: December 23, 2004


                                          By /s/ Libuse Latalova
                                            ---------------------------
                                                Libuse Latalova
                                           Head of Finance Administration